PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(5)
Supplement No. 1 to Prospectus Supplement dated May 3, 2024	Registration No. 333-273098

$4,134,435

Class A Common Stock

This supplement no. 1 dated September 6, 2024 supplements, modifies and supersedes, only to the extent indicated herein, certain information contained in our prospectus supplement dated May 3, 2024, (the “initial prospectus supplement”), as a part of our registration statement on Form S-3 (File No. 333-273098) (the “Registration Statement”), which we refer to as the initial prospectus supplement relating to the offer and sale, from time to time, of shares of our Class A Common Stock, par value $0.001 per share (the “Common Stock”) to or through A.G.P./Alliance Global Partners (“A.G.P.”) and The Benchmark Company, LLC (“Benchmark,” and collectively with A.G.P., the “Agents”) acting as our sales agent, in accordance with the terms of a sales agreement we entered into as of May 3, 2024 (the “Sales Agreement”) with the Agents. This supplement should be read in conjunction with, is not complete without, and may not be delivered or utilized except in connection with, the initial prospectus supplement, including all supplements thereto and documents incorporated by reference therein. If there is any inconsistency between the information in the initial prospectus supplement and this supplement, you should rely on the information in this supplement. Any information that is modified or superseded in the initial prospectus supplement shall not be deemed to constitute a part of the initial prospectus supplement, except as modified or superseded by this supplement.

The sales agreement with the Agents provides that we may issue and sell shares of our Common Stock registered on the Registration Statement from time to time to through the Agents subject to offering limitations, as applicable, under General Instruction I.B.6. of Form S-3. As of the filing of the initial prospectus supplement, such offering limitations were not applicable.

As of September 6, 2024, the aggregate market value of our outstanding Common Stock held by non-affiliates, or our public float, was approximately $12,403,307, which amount is based on 13,936,300 outstanding shares of Common Stock held by non-affiliates and a per share price of $0.89, which was the last reported sale price of our Common Stock on the Nasdaq Capital Market on July 16, 2024. Accordingly, under the terms of the sales agreement, we may offer and sell through the initial prospectus supplement, as amended and supplemented by this supplement, shares of Common Stock having an aggregate offering price of up to $4,134,435 from time to time to or through the Agents. Through September 6, 2024, we have not sold any shares of Common Stock in accordance with the Sales Agreement under the initial prospectus supplement.

We have not sold any securities pursuant to General Instruction I.B.6. of Form S-3 during the 12 calendar month period that ends on and includes the date of this supplement. Accordingly, as of the date of this supplement, shares of Common Stock having an aggregate gross sales price of up to $4,134,435 remain available for offer and sale under the sales agreement through the initial prospectus supplement, as amended and supplemented by this supplement. If our public float subsequently increased such that we could sell additional amounts of our Common Stock pursuant to General Instruction I.B.6. of Form S-3, we would file another supplement to the initial prospectus supplement prior to making any sales of Common Stock under the sales agreement in excess of the amount of Common Stock covered by the initial prospectus supplement, as amended by this supplement.

The shares of our Common Stock are listed for trading on The Nasdaq Capital Market (“Nasdaq”) under the symbol “CNVS.” On September 5, 2024, the last reported sale price of the Common Stock on Nasdaq was $0.78 per share.

Investing in our securities involves significant risks. See “Risk Factors” in the initial prospectus supplement, and under similar headings in other documents filed and incorporated by reference herein and therein for a discussion of factors that you should consider before buying shares of the Common Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

A.G.P.	The Benchmark Company

The date of this supplement is September 6, 2024.